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                           March 22, 2022

       Pascal Desroches
       Chief Executive Officer and Chief Financial Officer
       Magallanes, Inc.
       One AT&T Plaza
       208 South Akard Street
       Dallas, TX 75202

                                                        Re: Magallanes, Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed March 15,
2022
                                                            File No. 000-56394

       Dear Mr. Desroches:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 1 to Form 10-12G

       Summary
       Summary Historical Combined Financial Information of the WarnerMedia Business, page 48

   1. Please revise the amount presented for operating income for the year ended December 31,
                                                        2021 so that it is
consistent with the amount presented in your audited combined statements of
operations on page F-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pascal Desroches
Magallanes, Inc.
March 22, 2022
Page 2

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



FirstName LastNamePascal Desroches                        Sincerely,
Comapany NameMagallanes, Inc.
                                                          Division of
Corporation Finance
March 22, 2022 Page 2                                     Office of Technology
FirstName LastName